B2Gold Corp. and CGA Mining Limited Sign Merger Implementation
Agreement for Business Combination

The Creation of a Growth-Oriented Mid Tier Gold Producer on a Global Scale

Vancouver, September 19, 2012 – B2Gold Corp. (TSX: BTO, NSX: B2G, OTCQX: BGLPF) (“B2Gold”) and CGA Mining Limited (TSX: CGA, ASX: CGX) (“CGA”) are pleased to announce that they have entered into a definitive Merger Implementation Agreement (“Merger Agreement”) to combine the two companies at the agreed exchange ratio of 0.74 B2Gold common shares for each CGA share held, which represents a purchase price of approximately C$3.18 per CGA share and a premium of 22% using the 20 day volume weighted average share price of each respective company, and a 26% premium over the CGA closing share price on September 17, 2012 based on the closing price for the B2Gold shares as of such date. The transaction is valued at approximately C$1.1 billion.

The merger will be implemented by way of a Scheme of Arrangement under the Australian Corporations Act 2001 (“Scheme”). Upon completion of the Scheme, existing B2Gold shareholders and CGA shareholders will own approximately 62% and 38%, respectively, of the issued common shares of the combined company.

The combination of B2Gold and CGA will result in a merged entity operating the Masbate gold mine in the Philippines, in addition to B2Gold’s existing Limon and La Libertad gold mines in Nicaragua. The Masbate gold mine will produce in the order of 200,000 ounces of gold over the twelve month period ending June 30, 2013. B2Gold is well positioned to operate and progress further development at Masbate given its strong funding capacity and a management team with significant exploration, mine development and operating experience. Further, the combined company will possess a strong growth profile through its Otjikoto project in Namibia and its Gramalote joint venture (51% AngloGold Ashanti/49% B2Gold) project in Colombia. In addition, B2Gold has a highly regarded and experienced exploration team that sees significant exploration potential at Masbate.

"We believe CGA and its flagship Masbate mine offers B2Gold shareholders immediate leverage to a significantly larger combined production profile. With this transaction, B2Gold has taken a major step towards cementing itself as a leading gold sector consolidator, providing for geographic and operational diversity while contributing significant cash and future cash flow towards B2Gold’s exciting development projects. We have great respect for what CGA has built and look forward to working with this exceptional team," said Clive Johnson, President and Chief Executive Officer of B2Gold.

"With this transaction, CGA shareholders will have the opportunity to incorporate with a management team who have a demonstrated track record of success and value creation. B2Gold has a remarkable development profile ahead, and Masbate will play a key role in bringing those projects to fruition. We are pleased to be a part of B2Gold’s platform of growth, discovery and superior performance," commented Michael Carrick, President and Chief Executive Officer of CGA.

Post Transaction Highlights of B2Gold

•     Rapidly Expanding Production Profile

Total production of approximately 350,000 ounces of gold in 2012 from three operating mines, with projected growth to over 700,000 ounces of gold production by 2016 from five operating mines (based on current assumptions)

•     Significant Reserve and Resource Base

Proven and probable reserves of 3.9 million ounces, measured and indicated resources of 9.2 million ounces (inclusive of reserves) and inferred resources of 4.0 million ounces

•     Aggressive Exploration Agenda

Significant exploration programs at existing mines and development assets, as well as at highly prospective earlier stage projects in Nicaragua and Uruguay

•     Geographic Diversification

Production and development assets spanning three continents and located in high-growth emerging economies, serving to mitigate collective operational and geopolitical risk

•     Strong Financial Position

Cash and cash equivalent assets of approximately $190 million which, in addition to continued strong cash flow from operations and good access to capital, will allow B2Gold substantial flexibility for future development activities

•     Experienced Management Team

Proven combined management and technical personnel with extensive exploration, mine development, operating and financial expertise

•     Enhanced Capital Markets Profile

Anticipated levels of trading liquidity and research analyst coverage commensurate with combined market capitalization of approximately $2.9 billion

Board of Directors’ Recommendations

The Board of Directors of CGA unanimously recommend that CGA shareholders vote in favour of the proposed Scheme, in the absence of a superior proposal for CGA and subject to an Independent Expert opining that the Scheme is in the best interests of CGA shareholders. On the same basis, each director of CGA intends to vote all CGA shares over which they control in favour of the Scheme and any other scheme related matters at a meeting of CGA shareholders to be convened later this year.

The Board of Directors of B2Gold unanimously recommend that B2Gold shareholders vote in favour of the issuance of shares pursuant to the Scheme. On the same basis, each director of B2Gold intends to vote all B2Gold shares over which he or she has control in favour of the issuance of shares pursuant to the Scheme and any other Scheme related matters at a meeting of B2Gold shareholders to be convened later this year.

The Board of Directors of each of CGA and B2Gold have determined that the proposed business combination is in the best interests of their respective shareholders based on a number of factors, including financial advice received from their respective financial advisors (in the absence of a superior proposal for CGA and subject to an Independent Expert opining that the Scheme is in the best interests of CGA shareholders).

Transaction Structure and Terms

Pursuant to the Merger Agreement entered into between B2Gold and CGA, it is proposed that B2Gold will acquire all the issued and ordinary shares of CGA by way of a Scheme of Arrangement under the Australian Corporations Act 2001. Under the terms of the Scheme, CGA shareholders will receive 0.74 B2Gold common shares for each existing CGA ordinary share they hold. B2Gold shareholders will continue to hold their existing B2Gold common shares.

B2Gold also proposes to acquire all outstanding CGA options and issue B2Gold shares as consideration for the cancellation of the options based on the in the money amount of such CGA options and the closing price of the CGA shares on September 17, 2012.

The merger is subject to regulatory, Australian Court, shareholder, and third party approvals, together with other customary conditions. Regulatory approvals include approval by the Australian Foreign Investment Review Board, and ASX and TSX approvals in respect of the issue of new B2Gold shares under the Scheme and as consideration for the cancellation of the CGA options.

A Scheme Booklet setting out the terms of the Scheme, Independent Expert's Report and the reasons for the CGA Directors’ recommendations is expected to be circulated to all CGA shareholders. A meeting of CGA shareholders to consider the Scheme is expected to be held later in the year and the Scheme is expected to be implemented shortly thereafter. The Scheme is conditional upon approval by 75% of the number of votes cast, and 50% of the number of CGA shareholders present and voting, at the meeting of CGA shareholders.

In addition to the approval by CGA shareholders, the Scheme is conditional upon B2Gold shareholders approving the issuance of B2Gold shares that will be issued in connection with the Scheme and the cancellation of the CGA options by a simple majority of the B2Gold shares that are voted at a shareholder meeting to be held in reasonable proximity to the CGA shareholder vote.

The Merger Agreement also contains customary and reciprocal deal protection mechanisms, including no shop and no talk provisions, matching and notification rights in the event of a competing proposal and a mutual reimbursement fee payable by B2Gold or CGA in specified circumstances.

The Merger Agreement will be available on SEDAR (www.sedar.com), under the profiles of B2Gold and CGA, the electronic filing system for the disclosure of Canadian public companies.

The Merger Agreement will also be released to the ASX by CGA in a contemporaneous announcement.

Advisors and Counsel

CGA’s financial advisors are BMO Capital Markets and Haywood Securities Inc, its Canadian legal counsel is Blake, Cassels & Graydon LLP and its Australian legal counsel is Middletons.

B2Gold’s financial advisor is Genuity Canaccord Corp., its Canadian legal counsel is Lawson Lundell LLP and its Australian legal counsel is Squire Sanders. Canaccord Genuity Corp. has stated to the Board of Directors of B2Gold that the consideration to be offered is fair, from a financial point of view, to the shareholders of B2Gold.

Qualified Person

Mark Turner, is a Qualified Person as defined under National Instrument 43-101. All of the scientific and technical disclosure contained in this press release regarding the Masbate gold mine was prepared by or under the supervision of and verified by Mark Turner. For further information regarding the Masbate gold mine refer to the Technical Report titled "NI 43-101 Technical Report Masbate Gold Project Republic of the Philippines October 2011," and authored by Mark Turner, Andrew Vigar and Stephen Jones dated June 20, 2012.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

About B2Gold

B2Gold Corp. is a Vancouver based gold producer with two mines in Nicaragua and a strong portfolio of development and exploration assets in Nicaragua, Colombia, Namibia and Uruguay. B2Gold was founded in 2007 by the former executive and management team of Bema Gold Corporation. Bema grew from a junior explorer to an international gold producer that was acquired by Kinross Gold Corporation through a C$3.5 billion transaction in February 2007. B2Gold’s corporate objective is to build further shareholder value through the exploration and development of existing projects and additional accretive acquisitions, capitalizing on the extensive experience and relationships that management has developed over the past 25 years. B2Gold trades on the Toronto Stock Exchange under the symbol "BTO", on the Namibian Stock Exchange under the symbol "B2G" and on the OTCQX under the symbol "BGLPF".

About CGA

CGA is a producing gold mining company, with its principal asset being the 200,000 ounce per annum Masbate gold mine in the Philippines. The Masbate gold project has proven and probable gold reserves of approximately 3.2 million ounces, total measured and indicated gold resources of approximately 5.1 million ounces and an inferred resource of approximately 2.9 million ounces.

The Masbate gold project is the largest operating gold project in the Philippines. Construction on the process plant was successfully completed in February 2009, less than 2 years after acquisition of the project, with the construction and installation of the power plant completed in April 2009. First gold was poured on 12 May 2009, with over 1 tonne of gold poured by September 09 and total production in excess of 150,000 ounces in the first year of operation. CGA has completed a US$12 million investment program designed to upsize throughput to 6.5 million tonne per annum at Masbate. The project is forecast to produce at a rate of over 200,000 ounces per annum (production for the six months ended June 30, 2012 was 100,013 ounces of gold).

Conference Call

A conference call will be held on Wednesday, September 19, 2012, 8:30 am (Toronto) / 5:30 am (Vancouver), and 8:30 pm (Perth), to discuss the transaction. Please use the following information to access the call:

Vancouver and Toll Free:	866-696-5910
In Toronto:	416-340-2217
Pass code:	3316936

There will be a question and answer session following management presentations during the call.

A playback version of the call will be available for one week after the call by dialing 905-694-9451 or within North America call toll free 800-408-3053 (pass code: 5396676).

ON BEHALF OF B2GOLD CORP.	ON BEHALF OF CGA GOLD LIMITED

“Clive T. Johnson”	“Michael Carrick”
President and Chief Executive Officer	President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

For more information on CGA please visit the Company web site at www.cgamining.com or contact:

Australian Contact	US Contact
President & CEO – Michael Carrick	Independent Chairman – Mark Savage
Tel: +61 8 9263 4000	Tel: +1 505 344 2822
Fax: +61 8 9263 4020	Fax: +1 505 344 2922
Email: mcarrick@cgamining.com	Email: marksavage@comcast.net

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of CGA or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of B2Gold, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy B2Gold shares in the United States will only be made pursuant to a prospectus and related offer materials that B2Gold expects to send to holders of CGA securities, subject to the requirements of applicable law. The B2Gold shares may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement (if any is filed) becomes effective or an exemption from such requirements is available. No offering of securities shall be made in the United States except (i) by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended, which would contain detailed information regarding B2Gold and its management, as well as its financial statements, or (ii) pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Information This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the future financial or operating performance of B2Gold and CGA and its projects, statements regarding exploration prospects, statements regarding synergies and financial impact of the proposed Scheme the terms and conditions of the Scheme the benefits of the proposed Scheme the identification of mineral reserves and resources, costs of and capital for exploration and development projects, exploration and development expenditures, timing of future exploration and development activities, expected production, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking information is based on various assumptions and on the best estimates of CGA or B2Gold, as the case may be, as of the date hereof, and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company (and the company resulting from the successful completion of the proposed Scheme) to be materially different from those expressed or implied by such forward-looking information, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; delay or failure to receive board or regulatory approvals; timing and availability of external financing on acceptable terms; the business of B2Gold and CGA not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the potential benefits of the proposed Scheme; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of mineral prices; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and, delays in obtaining governmental approvals or required financing or in the completion of activities, and as well as those risks identified under "Risk Factors" disclosure sections in the documents filed under the profile of SEDAR by CGA and/or B2Gold from time to time. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. Neither B2Gold nor CGA undertakes to update any forward-looking information, except in accordance with applicable securities laws.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release